UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Information Statement pursuant to Rule 13d-1 and 13d-2

(AMENDMENT NO.           )

Name of Issuer:                     MPAC Corporation

Title of Class of Securities:       Common stock

CUSIP Number:                       62472M100

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

		Rule 13d-1(c)			X

1.	Names of Reporting Persons. Aziz Rajwani
  	I.R.S. Identification Nos. of above persons (entities only).


2.	Check the Appropriate Box if a Member of a Group (See Instructions)

  	a.	N/A

  	b.	N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization: Canadian

Number of         5.	Sole Voting Power:                  432,000
Shares Bene-
ficially by       6.	Shared Voting Power:                   N/A
Owned by Each
Reporting         7.	Sole Dispositive Power:             432,000
Person With:
                  8.	Shared Dispositive Power:             N/A

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                            432,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.   Percent of class Represented by Amount in Row (9)     5.21%

12.   Type of Reporting Person (See Instructions)               IN
Item 1:

(a)  Name of Issuer:                MPAC Corporation

(b) Address of Issuer's Principal Executive Offices:

                                    1302 Arbutus Street
                                    Vancouver, BC  V6J 3W8

Item 2:

(a) Name of Person Filing:          Aziz Rajwani

(b) Address of Principal Business Office or, if none, Residence:

106 3780 Cambie Street, Vancouver, B.C., Canada V5Z 2X5


(c) Citizenship:Canadian

(d) Title of Class of Securities:   Common Stock

(e)  CUSIP Number:                  62472M100


Item 3: If this statement if filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         N/A

Item 4:  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	a)  Amount beneficially owned:
                              432,000
	b)  Percent of class:
                                      5.21%
	c)  Number of shares as to which the person has:

		(I)	Sole power to vote or to direct the vote:
                              432,000
		(ii)	Shared power to vote or to direct the vote:
                                  N/A
		(iii)	Sole power to dispose or to direct the disposition of:
                              432,000
		(iv)	Shared power to dispose or to direct the disposition of:
                                N/A

Item 5:  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6:  Ownership of More than Five Percent on Behalf of Another Person
    					N/A

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
				    	N/A

Item 8:  Identification and Classification of members of the Group
    					N/A

Item 9:  Identification and Classification of Members of the Group
    					N/A

Item 10: Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		02/04/2003

Signature:  /s/ Aziz Rajwani

Name/Title: Aziz Rajwani